InfoSpace, Inc. 601 108th Avenue NE Suite 1200 Bellevue, WA 98004

November 23, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re: InfoSpace, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 5, 2010
File No. 000-25131

Dear Ms. Collins and Ms. Kindelan:

     InfoSpace, Inc. (the “Company”) hereby advises the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated November 22, 2010 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009 and its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2010. The Comment Letter indicates that the Company must respond within 10 business days from the date thereof or inform the Staff of when the Company would provide a response. Per the voicemail messages on November 23, 2010, between Melissa Kindelan of the Staff and the Company’s counsel, Michael Ben of Honigman Miller Schwartz and Cohn LLP, the Company respectfully requests an additional 10 business days to respond to the Comment Letter. As discussed, due to the holiday season and related time out of the office, our financial and accounting teams need additional time in order to prepare a response that will address the Staff’s comments in a complete and detailed manner. Ms. Kindelan indicated that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly, and while the Company intends to respond sooner, the Company confirms that it will respond no later than December 21, 2010.

     If you have any questions regarding the request made herein, please do not hesitate to call me at (425) 709-8020.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours, INFOSPACE, INC.

/s/ Alesia Pinney -------------------------------- Alesia Pinney General Counsel